Filed by Coca-Cola HBC AG
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rules 14d-2 and 14d-9 under the Securities Exchange Act of 1934

Subject Company:
Coca-Cola Hellenic Bottling Company S.A.
Registration Statement File No. 333-184685

Below is the supplementary prospectus of Coca-Cola HBC AG (“Coca-Cola HBC”), which supplements the prospectus relating to the admission of the ordinary shares of Coca-Cola HBC to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the United Kingdom and, following passporting, Greece and Austria that was approved by the United Kingdom Listing Authority on March 7, 2013, in connection with Coca-Cola HBC’s offer to acquire shares of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”). Coca-Cola HBC is submitting this information solely because the supplementary prospectus has been published in accordance with the UK Prospectus Rules on May 28, 2013. This document does not constitute an offer to sell or to acquire any securities in the United States. No securities may be offered or sold in the United States or any other jurisdiction, unless registered or exempted from registration therein.

Coca-Cola HBC has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

**********************

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA, NEW ZEALAND OR JAPAN

This document comprises a supplementary prospectus (the “Supplementary Prospectus”) relating to Coca-Cola HBC AG (the “Company” or “CCHBC AG”) and has been prepared in accordance with the Prospectus Rules of the Financial Conduct Authority (the “FCA”) made under Section 73A of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”), has been filed with the FCA and has been made available to the public as required by the Prospectus Rules. The Company intends to request that the FCA provides a certificate of approval and a copy of this Supplementary Prospectus to the relevant competent authorities in Greece, in connection with the admission to trading of the Ordinary Shares (as defined below) on the Athens Exchange and the offering of Ordinary Shares to the public as consideration in the Greek Statutory Sell-Out and/or the Greek Statutory Squeeze-out (as applicable) and in Austria, in connection with the offering of Ordinary Shares to the public as consideration in the Greek Statutory Sell-Out and/or the Greek Statutory Squeeze-out (as applicable).

On 29 April 2013, the entire issued share capital of the Company, being 355,023,939 Ordinary Shares as at such date, was admitted to the premium listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities. On the same date, trading in the Ordinary Shares commenced on the Athens Exchange and regular way trading of the New ADSs commenced on the NYSE.

Application has been made to the FCA for up to 11,544,493 ordinary shares in registered form with a par value of CHF 6.70 each (“Ordinary Shares”) offered as consideration in the Greek Statutory Sell-Out and/or the Greek Statutory Squeeze-out (as applicable) (the “Consideration Shares”) to be admitted to the premium listing segment of the Official List and for such Consideration Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities as soon as practicable following completion of the Greek Statutory Sell-Out and/or the Greek Statutory Squeeze-out (as applicable) (together, “Subsequent Admission”). Subsequent Admission constitutes admission to trading on a regulated market. The Company will also apply for a secondary listing of the Consideration Shares on the Athens Exchange.  New ADSs representing the Consideration Shares will be listed on the NYSE upon issuance.

The new Consideration Shares issued by the Company will rank pari passu in all respects with the other issued Ordinary Shares.

The Company and its directors, whose names appear in Part III: “Additional Information” of this Supplementary Prospectus (the “Directors”), accept responsibility for the information contained in this Supplementary Prospectus. To the best of the knowledge and belief of the Company and its Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Supplementary Prospectus is in accordance with the facts and contains no omission likely to affect the import of such information.

Coca-Cola HBC AG

(incorporated as a stock corporation (Aktiengesellschaft) under the laws of Switzerland and registered in Switzerland with registered number CH-170.3.037.199-9)

Proposed issue of up to 11,544,493 Consideration Shares and application for admission of such Consideration Shares to the premium listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities in connection with the Greek Statutory Sell-Out and/or the Greek Statutory Squeeze-out (as applicable)

Credit Suisse

Sponsor

This Supplementary Prospectus is supplemental to and must be read in conjunction with the prospectus published by the Company on 7 March 2013 (the “Prospectus”). Save as disclosed in this Supplementary Prospectus, since the publication of the Prospectus there have been no significant new factors, material mistakes or inaccuracies relating to the information contained in the Prospectus.

You should read the Prospectus, as supplemented by this Supplementary Prospectus in its entirety. Your attention is specifically drawn to the discussion of certain risk and other factors that should be considered in connection with an investment in the Ordinary Shares, as set out in the section entitled “Risk Factors” in the Prospectus.

Prospective investors should rely only on the information contained in the Prospectus, as supplemented by this Supplementary Prospectus. No person has been authorised to give any information or to make any representations other than those contained in the Prospectus, as supplemented by this Supplementary Prospectus and, if given or made, such information or representations must not be relied on as having been so authorised by the Company, the Directors or the Sponsor. Any delivery of this Supplementary Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company or the CCH Group taken as a whole since, or that the information contained herein is correct at any time subsequent to, the date of this Supplementary Prospectus. In particular, neither the contents of the Company’s website (www.coca-colahbcag.com) nor CCH’s website (www.coca-colahellenic.com) is incorporated into, or forms part of, this Supplementary Prospectus and prospective investors should not rely on either of them. The contents of this document are not to be construed as legal, financial or tax advice. Each recipient of this document should consult his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

This Supplementary Prospectus does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any Ordinary Shares to any person in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this Supplementary Prospectus and the offer of the Consideration Shares in certain jurisdictions may be restricted by law. Other than in the United Kingdom, Greece, Austria and, as stated below, the United States, no action has been or will be taken by the Company to permit a public offering of the Consideration Shares or to permit the possession or distribution of this Supplementary Prospectus (or any other offering or publicity materials relating to the Consideration Shares) in any jurisdiction where action for that purpose may be required. Neither this Supplementary Prospectus, any advertisement nor any other material relating to it may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Supplementary Prospectus comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Sponsor is authorised and regulated in the United Kingdom by the FCA and is acting exclusively for the Company and no-one else in connection with Subsequent Admission, and it will not regard any other person (whether or not a recipient of this Supplementary Prospectus) as a client in relation to Subsequent Admission. Apart from the responsibilities and liabilities, if any, imposed on the Sponsor by FSMA or the regulatory regime established thereunder, the Sponsor accepts no responsibility or liability whatsoever for the contents of this Supplementary Prospectus, or for any other statement made or purported to be made in it, in connection with the Company, its Ordinary Shares or this Supplementary Prospectus. The Sponsor accordingly disclaims all and any responsibility or liability, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this Supplementary Prospectus or any such statement.

Separate documentation for the US Offer has been made available to Existing Shareholders located in the United States and holders of Existing ADSs, wherever located. The Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. CCH has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. EXISTING SHAREHOLDERS IN THE UNITED STATES AND HOLDERS OF EXISTING ADSs ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from the Company and CCH, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended.

THE CONSIDERATION SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY OTHER FEDERAL OR STATE SECURITIES COMMISSION IN THE US OR ANY OTHER US REGULATORY AUTHORITY, NOR HAVE ANY SUCH AUTHORITIES PASSED UPON, CONFIRMED THE ACCURACY OF OR DETERMINED THE ADEQUACY OF THE PROSPECTUS, AS SUPPLEMENTED BY THIS SUPPLEMENTARY PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE US.

NOTICE TO HOLDERS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any Consideration Shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than in the United Kingdom, Greece or Austria as contemplated in the Prospectus, as supplemented by this Supplementary Prospectus (from the time the Prospectus, as supplemented by this Supplementary Prospectus, has been approved by the UK Listing Authority, in its capacity as the competent authority in the United Kingdom, and published in accordance with the Prospectus Directive as implemented in the United Kingdom and in the case of Greece and Austria, passported), except that an offer to the public in that Relevant Member State of the Consideration Shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•                  to legal entities which are qualified investors as defined in the Prospectus Directive;

•                  to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•                 in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Consideration Shares shall result in a requirement for the Company to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any Consideration Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Consideration Shares to be offered so as to enable an investor to decide to accept such offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

NOTICE TO INVESTORS IN FRANCE

The Prospectus, as supplemented by this Supplementary Prospectus, and any other offering material relating to the Consideration Shares has not been prepared in the context of a public offering in France within the meaning of Article L. 411-1 of the French Code monétaire et financier and Title I of Book II of the Règlement général of the Autorité des marchés financiers (the “AMF”) and therefore has not been submitted for clearance to the AMF or to the competent authority of another member state of the European Economic Area and notified to the AMF.

The Consideration Shares are not being offered or sold, directly or indirectly, to the public in France and the Prospectus, as supplemented by this Supplementary Prospectus, and any other offering material relating to the Consideration Shares has not been and will not be distributed or caused to be distributed to the public in France or used in connection with any offer to the public in France. Such offers, sales and distributions of the Consideration Shares in France will be made only to: (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers); and/or (ii) qualified investors (investisseurs qualifiés), acting for their own account, in accordance with the conditions laid down by Articles L. 411-1, L. 411-2, D. 411-1, D. 411-2, D. 744-1, D. 754-1 and D. 764-1 of the French Code monétaire et financier.

Any direct or indirect dissemination into the public of any Consideration Shares so acquired can only take place in accordance with the conditions of articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 -to L. 621-8-3 of the French Code monétaire et financier.

NOTICE TO INVESTORS IN GERMANY

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the Consideration Shares, or distribution of a prospectus or any other offering material relating to the Consideration Shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG) of 22 June 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany, nor has the Prospectus, as supplemented by this Supplementary Prospectus, been filed with, passported to or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within the Federal Republic of Germany. Accordingly, any offer or sale of the Consideration Shares or any distribution of offering material within the Federal Republic of Germany may violate the provisions of the German Securities Prospectus Act.

Dated 28 May 2013

SUMMARY

Certain paragraphs of Element B.7 (as set out below) have been updated following publication of the Prospectus and are correct as of the date of this Supplementary Prospectus. Other than with respect to such paragraphs, and without prejudice to the Company’s obligation to publish a supplementary prospectus pursuant to section 87G of the FSMA and PR 3.4.1 of the Prospectus Rules, prospective investors should not assume that the information contained in the other Elements of the summary is correct at any time subsequent to the date of the Prospectus.

Unless otherwise indicated, the unaudited condensed consolidated interim financial statements and the financial and operating data or other information included herein in relation to any period prior to Admission relates to CCH and its subsidiaries and any subsidiary thereof and does not reflect information relating to the Company, which became the new holding company of the CCH Group on 25 April 2013, following successful completion of the Share Exchange Offer. Unless the context otherwise requires, all other references to the “CCH Group” mean the Company, CCH and its subsidiaries and any subsidiary thereof.

Section B—Issuer

Element	Disclosure requirement	Disclosure
B.7	Key financial information

Selected historical financial information relating to the CCH Group which summarises the financial condition of the CCH Group for the three months ended 29 March 2013 compared to the three months ended 30 March 2012 is set out in the following table:

		Three months ended
		29 March 2013	30 March 2012(2)	Change (%)
		(Unaudited)

	Volume (m unit cases)	426.7	427.0	—
	Net sales revenue (€m)	1,431.9	1,433.4	—
	Net sales revenue per unit case (€)	3.36	3.36	—
	Cost of goods sold (€m)	(951.5)	(938.0)	1
	Gross profit (€m)	480.4	495.4	-3
	Operating expenses (€m)	(485.5)	(494.3)	-2
	Operating loss (€m)	(11.3)	(12.3)	-8
	Adjusted EBITDA(1) (€m)	83.3	81.7	2
	Total net finance costs (€m)	(19.7)	(21.8)	-10
	Tax (€m)	6.6	5.3	25
	Loss after tax attributable to owners of the parent (€m)	(24.4)	(28.9)	-16
	Basic losses per share (€)	(0.07)	(0.08)	13
	Net cash from operating activities (€m)	12.4	38.2	-68
	Capital expenditure (€m)	(52.0)	(69.9)	-26

(1)         For further details on the CCH Group’s calculation of Adjusted EBITDA, see the paragraph of this Supplementary Prospectus headed “Presentation of Information”.

(2)         Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group set out in Part II: “Unaudited Interim Financial Information of the CCH Group for the three months ended 29 March 2013”.

The paragraph below supplements the information set out in Element B.7 “Key financial information” of the summary in the Prospectus:

Recent Developments

The Company

As at the date of this Supplementary Prospectus, a further amount of approximately €15.5 million has been drawn down by the Company under the Statutory Squeeze-out Facility to fund certain expenses of the Share Exchange Offer. No amounts have been drawn down under the Bond Refinancing Facility.

On 13 May 2013, the Company requested a partial cancellation of the Statutory Squeeze-out Facility in an aggregate principal amount of €330,000,000. This request reflected the fact that the Company may only

Section B—Issuer

Element	Disclosure requirement	Disclosure

be required to fund cash consideration in respect of a maximum of approximately 3.15% of the total issued share capital of CCH in the Greek Statutory Squeeze-out or the Greek Statutory Sell-out. The cancellation took effect on 20 May 2013. The amounts available for drawing under the Statutory Squeeze-out Facility in respect of costs, expenses and debt service have not been reduced.

On 15 May 2013, the Board of Directors of the Company decided to propose to its Ordinary Shareholders the distribution of a €0.34 dividend per share. The dividend is to be paid out of the Company’s capital contribution reserves and the total aggregate amount is capped at CHF 200 million. If  the cap is exceeded, the euro per share dividend amount will be reduced on a pro rata basis. The declaration of such dividend will be subject, among other things, to the approval of Ordinary Shareholders at an extraordinary general meeting of the Company, which is expected to take place in June 2013.

The CCH Group

On 16 May 2013, the Company and CCH announced the publication of unaudited condensed consolidated interim financial information of the CCH Group for the three months ended 29 March 2013 (the “First Quarter Results”).

PRESENTATION OF INFORMATION

Presentation of financial information

The unaudited condensed consolidated interim financial information of the CCH Group for the three months ended 29 March 2012 has been prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and IFRS as adopted by the EU applicable to Interim Financial Reporting (IAS 34). The unaudited condensed consolidated interim financial statements set out in Part II: “Unaudited Interim Financial Information of the CCH Group for the three months ended 29 March 2013” should be read in conjunction with the audited historical financial information of the CCH Group for the year ended 31 December 2012, set out in section B of Part VIII: “Historical Financial Information” of the Prospectus, which includes a full description of the CCH Group’s accounting policies.

Unless otherwise indicated, the unaudited condensed consolidated interim financial statements and the financial and operating data or other information included in this Supplementary Prospectus in relation to any period prior to Admission relates to CCH and its subsidiaries and any subsidiary thereof and does not reflect information relating to the Company, which became the new holding company of the CCH Group on 25 April 2013, following successful completion of the Share Exchange Offer.

Non-IFRS data

This Supplementary Prospectus contains certain non-IFRS measures, including “Adjusted EBITDA”. The CCH Group uses these measures as supplemental measures because they are regularly used by security analysts, rating agencies, investors and other parties to evaluate a company’s operating performance.

Non-IFRS measures are not audited. These non-IFRS measures, including “Adjusted EBITDA”, have important limitations as analytical tools and investors should not consider them in isolation or as substitutes for analysis of the CCH Group’s results as reported under IFRS. These and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies and may be different from the methods used by the Company for such calculations. Investors should exercise caution in comparing these measures as reported by the CCH Group to the measures as reported by other companies.

Adjusted EBITDA

The CCH Group defines Adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses) and impairment of property, plant and equipment, stock option compensation, amortisation of and adjustments to intangible assets and other non-cash items. Adjusted EBITDA serves as an additional indicator of the CCH Group’s operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. The CCH Group believes that Adjusted EBITDA is useful to investors as a measure of its operating performance because it considers the underlying operating cash costs by eliminating the non-cash items listed above. In addition, the CCH Group believes that Adjusted EBITDA is a measure commonly used by analysts and investors in the CCH Group’s industry and that Existing Securityholders and potential investors in the CCH Group use multiples of Adjusted EBITDA in making investment decisions about the CCH Group. Accordingly, this information is disclosed to permit a more detailed analysis of the CCH Group operating performance. Adjusted EBITDA, as calculated by the CCH Group, may not be comparable to similarly titled measures reported by other companies due to differences in methods of calculation.

The following table provides a reconciliation of Adjusted EBITDA (as defined above) to profit after tax attributable to owners of the parent:

	Three months ended
	29 March 2013	30 March 2012(1)
	(Unaudited)

Reconciliation of profit after tax attributable to owners of the parent to Adjusted EBITDA:
Profit after tax attributable to owners of the parent (€m)	(24.4)	(28.9)
Non-controlling interests (€m)	—	0.1
Tax (€m)	(6.6)	(5.3)
Loss on net monetary position (€m)	1.0	0.6
Finance income (€m)	(1.5)	(2.2)
Finance costs (€m)	20.2	23.4
Operating loss (€m)	(11.3)	(12.3)
Plus:
Depreciation and impairment of property, plant and equipment (€m)	93.7	91.7
Amortisation of and adjustments to intangible assets (€m)	0.3	0.7
Stock option compensation (€m)	0.6	1.6
Adjusted EBITDA (€m)	83.3	81.7

(1)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group set out in Part II: “Unaudited Interim Financial Information of the CCH Group for the three months ended 29 March 2013”.

Rounding

Percentages and certain amounts included in this Supplementary Prospectus have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be the precise sum of the figures that precede them.

Currencies

Unless otherwise indicated, all references in this document to “£,” “pound sterling,” “pence” and “p” are to the lawful currency of the United Kingdom; all references to “Swiss Franc” or “CHF” are to the lawful currency of Switzerland; all references to “$,” “US$,” “USD,” “Dollars” or “US dollars” are to the lawful currency of the United States, and all references to “euro” and “€” are to the official currency of the member states of the EU that adopted the single currency in accordance with the Treaty Establishing the European Economic Community (signed in Rome on 25 March 1957), as amended by the Treaty of European Union signed in Maastricht on 7 February 1992. The following Territories in which the CCH Group operates have also adopted the euro as their official currency: Austria, Cyprus, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia, Slovenia and, effective 1 January 2011, Estonia. Additionally, the currencies of six Territories in which CCH operates are pegged to the euro. The euro-pegged currencies of Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, and prior to 1 January 2011, Estonia, are permitted to fluctuate within certain parameters whereas the currencies of Bosnia and Herzegovina and Bulgaria are not permitted to fluctuate.

No representation is made that the pound sterling, Swiss Franc, euro or US dollar amounts referred to in this Supplementary Prospectus have been, could have been or could be converted into pound sterling, Swiss Franc, US dollars or euro at these particular rates or at any rates at all.

Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 litres or 24 servings of 8 US fluid ounces each. The unit case is the typical volume measure used in the CCH Group’s industry.

Definitions and Interpretation

Unless otherwise defined in this document, terms or expressions defined in the Prospectus shall have the same meaning when used in this Supplementary Prospectus. To the extent that there is an inconsistency between any statement in this document and any other statement in the Prospectus, the statement in this Supplementary

Prospectus shall prevail.

Forward-looking Statements

This Supplementary Prospectus contains forward-looking statements that involve risks and uncertainties, in particular in Part I: “Supplementary Information”. These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding the CCH Group’s future financial position and results, the CCH Group’s outlook for 2013 and future years, business strategy and the effects of the global economic slowdown, the impact of the sovereign debt crisis, currency volatility, the CCH Group’s recent acquisitions, and restructuring initiatives on the CCH Group’s business and financial condition, the CCH Group’s future dealings with TCCC, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. Existing Securityholders of CCH and prospective Ordinary Shareholders of the Company should not place undue reliance on such forward-looking statements. By their nature, forward- looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under “Risk Factors” included in the Prospectus.

Although the CCH Group believes that, as at the date of this Supplementary Prospectus, the expectations reflected in the forward-looking statements are reasonable, neither the Company nor the CCH Group can assure Existing Securityholders of CCH and prospective Ordinary Shareholders of the Company that the respective future results, level of activity, performance or achievements of the Company and the CCH Group will meet these expectations. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any forward-looking statements. After the date of this Supplementary Prospectus, unless the Company is required by applicable laws, the Listing Rules, the Disclosure and Transparency Rules or the Prospectus Rules of the UK Listing Authority to update such forward-looking statements, it will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in the Company’s or the CCH Group’s expectations.

PART I:  SUPPLEMENTARY INFORMATION

1.                                      Background

Following the publication of the Prospectus, on 16 May 2013, the Company and CCH announced the publication of unaudited condensed consolidated interim financial information of the CCH Group for the three months ended 29 March 2013 (the “First Quarter Results”).

The Company considers the information in the First Quarter Results to be a significant new factor relating to the information contained in the Prospectus and, accordingly, this Supplementary Prospectus has been prepared in accordance with section 87G of the FSMA and PR 3.4.1 of the Prospectus Rules. The purpose of this Supplementary Prospectus is to include the publication of the First Quarter Results, together with the discussion of the CCH Group’s financial and operational review, as disclosed in the Company and CCH’s announcement on 16 May 2013. The information contained in Part I and Part II of this Supplementary Prospectus is extracted from the First Quarter Results.

2.                                      Selected financial information for the CCH Group for the three months ended 29 March 2013 compared to the three months ended 30 March 2012

	Three months ended
	29 March 2013	30 March 2012(1)	Change (%)
	(Unaudited)
Volume (m unit cases)	426.7	427.0	—
Net sales revenue (€m)	1,431.9	1,433.4	—
Net sales revenue per unit case (€)	3.36	3.36	—
Cost of goods sold (€m)	951.5	938.0	1%
Operating loss (€m)	(11.3)	(12.3)	8%
Loss after tax attributable to owners of the parent (€m)	(24.4)	(28.9)	16%
Basic earnings per share (€)	(0.07)	(0.08)	13%

(1)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group set out in Part II: “Unaudited Interim Financial Information of the CCH Group for the three months ended 29 March 2013”.

3.                                      CCH Group operational review

Unit case volume remained stable in the first quarter of 2013. Given the seasonality of the CCH Group’s business, the first quarter typically reflects lower volumes and is not indicative of full year performance. Economic and trading conditions remained challenging across most of the CCH Group’s Territories, particularly in its Established Countries, where conditions deteriorated, driven by political and fiscal developments in Italy and Cyprus. Among other factors, on-going austerity measures continued to negatively affect disposable income and the level of unemployment continued to rise. In addition, unseasonably cold weather in Central and Eastern Europe during March 2013, the month with the highest weight in the quarter, had an adverse impact on full quarter volume. The resilience that the CCH Group’s business continued to exhibit overall, as well as the strong performance in its Emerging Countries segment enabled the CCH Group to grow volume in all of its key categories in the first quarter of 2013, with the exception of the Water category and a marginal volume decline in the juice sub-category.

In the first quarter of 2013, the CCH Group gained or maintained volume share in the Sparkling beverages category and value share in the non-alcoholic ready-to-drink beverages (“NARTD”) category in the majority of its Territories. Some of the markets in which the CCH Group gained or maintained volume share in the Sparkling beverages category include Austria, the Republic of Ireland and Northern Ireland, Greece, the Czech Republic, the Russian Federation, Romania, Ukraine and Bulgaria. In the NARTD category, the CCH Group gained or maintained value share in Italy, Switzerland, the Czech Republic, Hungary, the Russian Federation and Romania, among others.

The CCH Group’s volume performance in the first quarter of 2013 reflects the key category priorities set for its business. Specifically, the CCH Group’s premium Sparkling beverages volume grew by 2% in the quarter, reflecting a 10% increase in the Emerging Countries segment, which more than offset a 5% decline in the Established Countries segment and flat volume in the Developing Countries segment. Volume of trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) increased by 2% in the first quarter of 2013. Coca-Cola Zero grew by 10% in the first quarter of 2013, registering growth in all three reporting segments. Volume increased by 6% in the CCH Group’s ready-to-drink tea sub-category in the first quarter of 2013, driven by a 23% growth in its Emerging Countries segment, particularly in the Russian Federation. Volume in the

CCH Group’s energy sub-category grew by 8% period-over-period, marking the twelfth consecutive quarter of growth. Volume in the CCH Group’s juice category posted a marginal decline in the first quarter of 2013, as a 5% growth in its Emerging Countries segment and 3% growth in its Developing Countries segment were more than offset by a 20% decline in its Established Countries segment. Volume declined by 9%  in the Water category in the first quarter of 2013.

Despite unfavourable weather conditions in the CCH Group’s key Territories, as well as the continuous shift in demand towards at-home consumption and organised trade, first quarter volume of single-serve packages posted only a marginal decline period-over-period. At the same time, the CCH Group’s occasion-based brand, package, price and channel strategy (“OBPPC”) enabled it to maintain net sales revenues compared with the first quarter of 2012.

Input costs posted an increase in the first quarter of 2013 driven by higher EU sugar and aluminium prices. Overall, the input costs environment has evolved in line with the CCH Group’s expectations and the CCH Group’s revenue growth initiatives more than offset the increase of total input costs in absolute terms.

Operating expenses as a percentage of net sales revenue declined by 0.58 percentage point in the quarter, reflecting the CCH Group’s focus on improving operational efficiency across its business.

The CCH Group’s operating loss was stable period-over-period, as the benefits from revenue growth initiatives and lower operating expenses fully offset higher input costs and the negative impact from currency fluctuations.

During the first quarter of 2013, the CCH Group incurred €6.2 million in pre-tax restructuring charges. The CCH Group continues to execute on its restructuring plans for 2013, which are expected to create a more agile and efficient organisation.

The CCH Group is aware of the substantial impact that it has in the communities in which it operates. The CCH Group seeks to create value for these communities and build its reputation as a trusted partner and a positive force for change. On 22 March 2013, the 2013 World Water Day- themed International Year of Water Cooperation - was celebrated across the CCH Group’s Territories. Among them, the CCH Group’s Nigerian operation celebrated by collaborating with schools, communities and the Nigerian government to improve access to clean water in Nigeria.

The CCH Group also continues to leverage the assets that are part of the Coca-Cola bottling system. In January 2013, the Sochi 2014 Organising Committee and its partners, including TCCC, presented the torches for the Sochi 2014 Olympic and Paralympic flame relays. In parallel, the Coca-Cola “Carry the Olympic Flame Vlivaisya!” exhibition opened in Moscow. An interactive section of the exhibition allows visitors to touch the Olympic symbol, take photos and apply to participate in the Olympic Torch Relay. On 24 January 2013, the exhibition started to tour in 13 Russian cities.

4.                                      Operational review by reporting segment

Established Countries

	Three months ended
	29 March 2013	30 March 2012(1)	Change (%)
	(Unaudited)
Volume (m unit cases)	141.9	153.2	-7
Net sales revenue (€m)	570.5	620.2	-8
Net sales revenue per unit case (€)	4.02	4.05	-1
Operating profit (€m)	3.4	8.7	-61

(1)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group set out in Part II: “Unaudited Interim Financial Information of the CCH Group for the three months ended 29 March 2013”.

Volumes

Unit case volume in the Established Countries segment decreased by 7% in the first quarter of 2013, following a 2% decline in the comparable prior year period. Weakness in all key categories in Greece and Italy were the main drivers of the volume decline in the Established Countries segment during the quarter.

Net sales revenue declined by 8% in the first quarter of 2013. Lower volume, unfavourable price mix and negative currency translation impact more than offset the benefits of improved category mix on net sales revenue.

Italy

Volume in Italy declined in the first quarter of 2013, as the political challenges following the failure to produce a government after February’s elections increased volatility and uncertainty in the economic and trading environment. Austerity measures still resulted in lower disposable income and unemployment continued to rise. Volume pressure was more evident in the Water category, which declined in the quarter. A 21% volume increase in Coca-Cola Zero supported volume in the Sparkling beverages category in the first quarter of 2013. The CCH Group expects volatility to continue, in anticipation of the ongoing political, fiscal and economic developments in the country.

Switzerland

Volume in Switzerland posted a marginal decline in the first quarter of 2013. Unseasonably cold weather during March 2013 had an adverse impact on demand, particularly in the immediate consumption channel. Easter-related promotion in organised trade supported a volume increase in the ready-to-drink tea sub-category and in the juice sub-category. Coca-Cola Zero continued its positive trend, with volume increasing in the first quarter of 2013.

The Republic of Ireland and Northern Ireland

Volume in Ireland declined in the first quarter of 2013, with March 2013 being one of the coldest ever recorded in the country. The volume decline was driven by the Water category, which declined in the first quarter of 2013. In the Sparkling beverages category, volume in the Fanta brand grew supported by the successful launch of Fanta peach and apricot flavour. Package mix continued to improve, driven by Sparkling beverages and particularly 350ml PET and 330ml can packages, while the CCH Group maintained its volume share in the Sparkling beverages category in the first quarter of 2013.

Greece

Volume in Greece declined in the first quarter of 2013. Disposable income is still under pressure as the latest wave of austerity measures is filtering through the real economy. At the same time, unemployment reached 27% as at February 2013, according to the National Statistical Service of Greece. Weakness is apparent across the CCH Group’s product portfolio, driven mainly by Water and juice beverages. Sparkling beverages continue to fare better, registering lower decline than other product categories in the first quarter of 2013, supported by a marginal decline in the Sprite brand. In the first quarter of 2013, the CCH Group maintained its volume share in the Sparkling beverages category.

Operating Profit

Operating profit in the Established Countries segment declined to €3.4 million in the first quarter of 2013. Lower volume and higher EU sugar cost more than offset the benefits from the CCH Group’s restructuring initiatives and tighter operating expenses management in the first quarter of 2013.

Developing Countries

	Three months ended
	29 March 2013	30 March 2012(1)	Change (%)
	(Unaudited)
Volume (m unit cases)	76.8	79.4	-3
Net sales revenue (€m)	217.2	229.2	-5
Net sales revenue per unit case (€)	2.83	2.89	-2
Operating loss (€m)	(14.9)	(13.6)	-10

(1)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group set out in Part II: “Unaudited Interim Financial Information of the CCH Group for the three months ended 29 March 2013”.

Volumes

Unit case volume in the Developing Countries segment decreased by 3% in the first quarter of 2013, following flat volume performance in the comparable prior year period.

Net sales revenue declined by 5% in the first quarter of 2013, as the benefit from improved category mix, was more than offset by the negative impact of lower volume, unfavourable price mix and negative currency translation.

Czech Republic

Volume in the Czech Republic increased in the first quarter of 2013, while the CCH Group gained volume share in the Sparkling beverages category and value share in the total NARTD beverages category. Volume of trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) grew driven by an increase in the Coca-Cola regular and Coca-Cola Zero brands. The Fanta brand registered strong growth on the back of the successful launch of Fanta peach and apricot flavour. The CCH Group’s ready-to-drink tea sub-category grew reflecting the launch of the Nestea white with stevia product in March 2013. Overall conditions remain volatile in the country, while a 1%  VAT increase took effect as of 1 January 2013.

Poland

Volume in Poland declined in the first quarter of 2013. Cold weather in March 2013, particularly during the week before Easter, had an adverse impact on volume performance in the first quarter of 2013. In the Sparkling beverages category, volume in the Coca-Cola Zero brand grew while volume in the Fanta brand increased, reflecting successful activation in organised trade around the CCH Group’s 1.75L PET packages. The juice sub-category posted strong volume growth, mainly as a result of successful execution in 1L PET in both organised and traditional trade.

Hungary

Volume in Hungary declined in the first quarter of 2013. Overall conditions remained volatile with consumer confidence among the lowest in Europe and unemployment running in double-digits. The Coca-Cola Zero brand was the best performer in the Sparkling beverages category posting growth for another quarter. Volume in the energy sub-category more than doubled for a second quarter in a row, mainly reflecting the strong performance of the recently launched Burn Blue and Monster Rehab brands. Package mix improved, driven by Sparkling beverages and particularly the performance of 330ml cans.

Operating Loss

The Developing Countries segment posted losses of €14.9 million at the operating level in the first quarter of 2013. Increased raw material costs and lower volumes more than offset the benefits from lower operating expenses, as a result of the CCH Group’s ongoing restructuring initiatives.

Emerging Countries

	Three months ended
	29 March 2013	30 March 2012(1)	Change (%)
	(Unaudited)
Volume (m unit cases)	208.0	194.4	7
Net sales revenue (€m)	644.2	584.0	10
Net sales revenue per unit case (€)	3.10	3.00	3
Operating profit /(loss) (€m)	0.2	(7.4)	n/a

(1)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group set out in Part II: “Unaudited Interim Financial Information of the CCH Group for the three months ended 29 March 2013”.

Volumes

Unit case volume in the Emerging Countries segment grew by 7% in the first quarter of 2013, following a 3% decline in the comparable prior year period.

Net sales revenue grew by 10% in the first quarter of 2013, benefitting from higher volumes, as well as positive price and category mix, which more than offset the negative impact from currency translation.

Russian Federation

Volume in the Russian Federation grew in the first quarter of 2013, following an increase in the comparable prior year period. In January 2013, the CCH Group successfully rolled-out SAP ‘Wave 2’ in the country, with no business disruptions. For the third quarter in a row, growth was broad-based with all major categories posting higher volume, except the Water category. The positive impact of the CCH Group’s OBPPC initiatives and strong execution of the Sochi Winter Olympic Games sponsorship, with a focus on the October Olympic Torch Relay, supported a 13% growth in the Coca-Cola regular brand, marking the tenth consecutive quarter of volume and share expansion. The CCH Group’s ready-to-drink tea sub-category registered strong growth, reflecting the increased distribution of 1L PET, as well as the continuous solid performance of 1.75L PET. Volume in the CCH Group’s juice sub-category grew, with growth coming from both the CCH Group’s mainstream brand Dobry, as well as the CCH Group’s premium brand Rich. In the first quarter of 2013, the CCH Group grew volume and value share in both the Sparkling drinks category and the total NARTD beverages category.

Nigeria

Volume in Nigeria grew in the first quarter of 2013, following a decline in the corresponding period last year. In addition to the favourable base effect created by the negative impact of last year’s nation-wide strikes, the CCH Group’s focus on route-to-market execution contributed to performance in the first quarter of 2013, with all of its key categories growing strongly. In the Sparkling beverages category, the Coca-Cola regular, Sprite and Fanta brands posted strong growth. Increased product availability continues to support growth in the CCH Group’s Water category and juice sub-category.

Romania

Volume in Romania declined in the first quarter of 2013, with the CCH Group’s Water category being the biggest contributor to this short-fall. In the Sparkling beverages category, the Coca-Cola Zero brand remained the key growth driver in the first quarter of 2013. The Coca-Cola regular brand grew supported by the successful implementation of the CCH Group’s “Polar Bear” campaign. Successful activation in organised trade contributed to an increase in the CCH Group’s ready-to-drink tea sub-category. Package mix, improved in the first quarter of 2013 driven by both the Water and Sparkling beverage categories.

Ukraine

Volume in Ukraine grew in the first quarter of 2013, following a decline in the comparable prior year quarter. Overall, the economic environment in the country remains fragile, impacting consumer demand. Volume of trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) posted growth, reflecting the successful execution of the CCH Group’s strategy regarding the 1.5L frequency package. On the other hand, volume in the CCH Group’s Water category declined.

Operating Profit / Loss

Operating profit in the Emerging Countries segment was marginally positive compared to €7.4 million operating losses in the same period last year. Higher volume, improved category mix as well as the benefits of the CCH Group’s revenue growth initiatives more than offset the negative impact of higher total operating expenses and currency fluctuations.

5.                                      CCH Group financial review

	Three months ended
	29 March 2013	30 March 2012(2)	Change (%)
	(Unaudited)

Volume (m unit cases)	426.7	427.0	—
Net sales revenue (€m)	1,431.9	1,433.4	—
Net sales revenue per unit case (€)	3.36	3.36	—
Cost of goods sold (€m)	(951.5)	(938.0)	1
Gross profit (€m)	480.4	495.4	-3
Operating expenses (€m)	(485.5)	(494.3)	-2

	Three months ended
	29 March 2013	30 March 2012(2)	Change (%)
	(Unaudited)
Operating loss (€m)	(11.3)	(12.3)	-8
Adjusted EBITDA(1) (€m)	83.3	81.7	2
Total net finance costs (€m)	(19.7)	(21.8)	-10
Tax (€m)	6.6	5.3	25
Loss after tax attributable to owners of the parent (€m)	(24.4)	(28.9)	-16
Basic losses per share (€)	(0.07)	(0.08)	13
Net cash from operating activities (€m)	12.4	38.2	-68
Capital expenditure (€m)	(52.0)	(69.9)	-26

(1)               For further details on the CCH Group’s calculation of Adjusted EBITDA, see the paragraph headed “Presentation of Information”.

(2)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group set out in Part II: “Unaudited Interim Financial Information of the CCH Group for the three months ended 29 March 2013”.

Net sales revenue

Net sales revenue per unit case remained flat during the first quarter of 2013 compared to the respective prior year period.

Cost of goods sold

Cost of goods sold increased by 1% during the first quarter of 2013, reflecting higher commodity costs driven by higher EU sugar and aluminium prices.

Gross profit

Gross profit margin decreased from 34.6% in the first quarter of 2012 to 33.5% in the first quarter of 2013. On a per unit case basis, gross profit decreased by approximately 3% during the first quarter of 2013 compared to the respective prior year period.

Operating expenses

Operating expenses decreased by 2% during the first quarter of 2013 compared to the respective prior year period, reflecting the benefits of the CCH Group’s restructuring initiatives, as well as lower period-over-period sales and marketing expenses.

Operating loss

Operating loss decreased by 8% and operating margin slightly increased in the first quarter of 2013, compared to the respective prior year period.

Total net finance costs

Total net finance costs, decreased by €2.1 million during the first quarter of 2013, compared to the respective prior year period, mainly due to lower interest expenses.

Tax

The CCH Group’s effective tax rate for the first quarter of 2013 was approximately 21% compared to 16% in the first quarter of 2012. The Group’s effective tax rate varies quarterly depending on the mix of taxable profits by Territory, non-deductibility of certain expenses, non-taxable income and other one-off tax items across its Territories.

Loss after tax attributable to owners of the parent

Loss after tax attributable to owners of the parent was €24.4 million in the first quarter of 2013, compared to loss after tax attributable to owners of the parent of €28.9 million in the prior year period, driven by lower operating losses and net finance costs and increased tax credits.

Net cash from operating activities

Net cash from operating activities was €12.4 million in the first quarter of 2013 compared to €38.2 million in the respective prior year period, as the benefits of the reduced tax paid and the favourable phasing of the capital expenditure outflows were more than offset by increases in working capital.

Capital expenditure

Capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €52.0 million in the first quarter of 2013, compared to €69.9 million in the respective prior year period, mainly due to different time phasing of cash outflows.

6.                                      Outlook and trend information

For the remainder of the year, the CCH Group expects the challenging economic and trading conditions to persist across most of its Territories, particularly in the Established Countries. Economic uncertainty and austerity measures are expected to continue to lead to lower disposable income and increased unemployment across the Eurozone.

The CCH Group’s strategic priorities remain unchanged. The CCH Group is focusing on growing currency neutral revenue per case, through OBPPC-driven initiatives, while continuing to reinforce its position in the marketplace. At the same time, addressing affordability is a key element of the CCH Group’s strategy in order to remain relevant to its consumers.

The CCH Group has clear category priorities in pursuing its strategy in the marketplace. The CCH Group is focused on growing volume and value shares in the Sparkling beverages category and the tea and energy sub-categories. In the juice sub-category, the CCH Group maintains a selective approach, focusing on immediate consumption and the most profitable future consumption packages on a Territory-by-Territory basis. In the Water category, the CCH Group’s goal is to grow value ahead of volume by focusing on single-serve packages, as well as the most profitable multi-serve packages.

The CCH Group continues to expect currency neutral revenue per unit case in 2013 to grow year-on-year, albeit at a slower pace than that registered in 2012, and for currency neutral input costs per case to increase by low single-digits, driven by EU sugar, resin and aluminium prices.

The CCH Group also continues to execute its 2013 restructuring plans and remains confident that it can achieve the announced benefits. The CCH Group expects the initiatives already taken in 2012 and those that it will take in 2013 to yield approximately €65.0 million in total benefits in 2013. The CCH Group continues to expect to incur costs of approximately €50.0 million from restructuring initiatives in 2013, which are expected to yield €30.0 million in annualised benefits from 2014 onwards.

Based on current spot rates, the CCH Group still expects a negative impact from currency fluctuations in 2013, albeit lower than in 2012.

During the three year period ending 31 December 2015, the CCH Group aims to generate free cash flow, defined as net cash flow provided by operating activities less capital expenditures, of approximately €1.3 billion. Net capital expenditure over the medium-term is expected to range between 5.5% and 6.5% of net sales revenue, reflecting the CCH Group’s commitment to investing in the long-term development of its business.

The CCH Group manages its business for the long-term. The CCH Group is confident that it has the right strategy to grow in a sustainable and profitable way, leveraging some of the world’s best known brands in an attractive diversified geographic footprint, characterised by low per capita consumption and market share growth opportunities.

PART II:  UNAUDITED INTERIM FINANCIAL INFORMATION
OF THE CCH GROUP FOR THE THREE MONTHS ENDED 29 MARCH 2013

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 29 March 2013	As at 31 December 2012
		€ million	€ million
Assets
Intangible assets	4	1,943.3	1,944.6
Property, plant and equipment	4	3,027.3	3,041.4
Other non-current assets		311.9	293.3
Total non-current assets		5,282.5	5,279.3

Inventories		550.4	458.0
Trade and other receivables		1,074.0	1,073.7
Cash and cash equivalents	5	342.6	439.1
Total current assets		1,967.0	1,970.8
Total assets		7,249.5	7,250.1

Liabilities
Short-term borrowings	5	1,070.1	555.0
Other current liabilities		1,689.8	1,667.3
Total current liabilities		2,759.9	2,222.3

Long-term borrowings	5	1,103.9	1,604.7
Other non-current liabilities		401.7	416.6
Total non-current liabilities		1,505.6	2,021.3
Total liabilities		4,265.5	4,243.6

Equity
Owners of the parent		2,978.9	2,988.7
Non-controlling interests		5.1	17.8
Total equity		2,984.0	3,006.5
Total equity and liabilities		7,249.5	7,250.1

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 29 March 2013	Three months to 30 March 2012(1)
		€ million	€ million
Net sales revenue	3	1,431.9	1,433.4
Cost of goods sold		(951.5)	(938.0)
Gross profit		480.4	495.4

Operating expenses		(485.5)	(494.3)
Restructuring costs	7	(6.2)	(13.4)
Operating loss	3	(11.3)	(12.3)

Finance income		1.5	2.2
Finance costs		(20.2)	(23.4)
Loss on net monetary position		(1.0)	(0.6)
Total finance costs, net	8	(19.7)	(21.8)
Share of results of equity method investments		—	—
Loss before tax		(31.0)	(34.1)

Tax	9	6.6	5.3
Loss after tax		(24.4)	(28.8)

Attributable to:
Owners of the parent		(24.4)	(28.9)
Non-controlling interests		—	0.1
		(24.4)	(28.8)

Basic and diluted losses per share (€)	10	(0.07)	(0.08)

(1)               Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 29 March 2013	Three months to 30 March 2012(1)
	€ million	€ million
Loss after tax for the period	(24.4)	(28.8)

Other comprehensive income:
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation losses during the period	(0.1)	—
Cash flow hedges:
Amounts of gains / (losses) during the period	3.5	(15.4)
Amounts of losses reclassified to profit and loss for the period	4.0	1.0
Foreign currency translation	7.9	65.2
Share of other comprehensive income of equity method investments	0.5	(1.0)
Income tax relating to items that may be subsequently reclassified to income statement	(1.0)	3.6
	14.8	53.4
Items that will not be subsequently reclassified to income statement:
Actuarial gains / (losses)	2.1	(14.1)
Income tax relating to items that will not be subsequently reclassified to income statement	(0.1)	2.5
	2.0	(11.6)
Other comprehensive income for the period, net of tax	16.8	41.8
Total comprehensive income for the period	(7.6)	13.0

Total comprehensive income attributable to:
Owners of the parent	(7.6)	12.9
Non-controlling interests	—	0.1
	(7.6)	13.0

(1)               Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2012	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2
Share-based compensation:
Options	—	—	—	—	1.6	—	1.6	—	1.6
Movement in treasury shares	—	—	—	—	0.1	—	0.1	—	0.1
Hyperinflation impact	—	—	—	—	—	1.0	1.0	—	1.0
Share of other changes in equity of equity method investments	—	—	—	—	—	(2.1)	(2.1)	—	(2.1)
	549.8	569.2	(55.5)	(199.7)	381.7	1,659.5	2,905.0	15.8	2,920.8
Profit for the year net of tax	—	—	—	—	—	(28.9)	(28.9)	0.1	(28.8)
Other comprehensive income for the year, net of tax	—	—	—	64.2	(10.8)	(11.6)	41.8	—	41.8
Total comprehensive income for the year, net of tax(1)	—	—	—	64.2	(10.8)	(40.5)	12.9	0.1	13.0
Balance as at 30 March 2012 (adjusted) (2)	549.8	569.2	(55.5)	(135.5)	370.9	1,619.0	2,917.9	15.9	2,933.8
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	4.7	—	4.7	—	4.7
Hyperinflation impact	—	—	—	—	—	3.2	3.2	—	3.2
Return of capital to shareholders	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	(55.0)	—	—	—	—	55.0	—	—	—
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Dividends	—	—	—	—	—	—	—	(1.0)	(1.0)
	370.2	569.3	(54.3)	(135.5)	376.1	1,676.7	2,802.5	14.9	2,817.4
Profit for the year net of tax	—	—	—	—	—	219.3	219.3	2.9	222.2
Other comprehensive income for the year, net of tax	—	—	—	(32.6)	0.5	(1.0)	(33.1)	—	(33.1)
Total comprehensive income for the year, net of tax	—	—	—	(32.6)	0.5	218.3	186.2	2.9	189.1
Balance as at 31 December 2012	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

(1)                The amount included in the exchange equalisation reserve of €64.2 million gain for the first quarter of 2012 represents the exchange gains attributed to the owners of the parent of €65.2 million plus the share of equity method investments of €1.0 million loss.

The amount included in other reserves of €10.8 million loss for the first quarter of  2012 consists of cash flow hedges loss of €14.4 million (of which €15.4 million represents revaluation losses for the period and €1.0 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit of €3.6 million.

The amount of €40.5 million loss comprises a loss for the first quarter of 2012 of €28.9 million, the actuarial losses of €14.1 million plus a deferred income tax credit of €2.5 million.

The amount of €0.1 million gain included in non-controlling interests for the first quarter of 2012 represents the share of non-controlling interests in the retained earnings.

(2)                Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2013	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5
Share-based compensation:
Options	—	—	—	—	0.6	—	0.6	—	0.6
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Hyperinflation impact	—	—	—	—	—	2.5	2.5	—	2.5
Purchase of shares held by non-controlling interests	—	—	—	—	—	(5.1)	(5.1)	(8.2)	(13.3)
Dividends	—	—	—	—	—	—	—	(4.5)	(4.5)
	370.2	569.3	(54.3)	(168.1)	377.0	1,892.4	2,986.5	5.1	2,991.6
Profit for the period net of tax	—	—	—	—	—	(24.4)	(24.4)	—	(24.4)
Other comprehensive income for the year, net of tax(3)	—	—	—	8.4	6.4	2.0	16.8	—	16.8
Total comprehensive income for the year, net of tax	—	—	—	8.4	6.4	(22.4)	(7.6)	—	(7.6)
Balance as at 29 March 2013	370.2	569.3	(54.3)	(159.7)	383.4	1,870.0	2,978.9	5.1	2,984.0

(3)                The amount included in the exchange equalisation reserve of €8.4 million gain for the first quarter of 2013 represents the exchange gains attributed to the owners of the parent of €7.9 million plus the share of equity method investments of €0.5 million gain.

The amount included in other reserves of €6.4 million gain for the first quarter of 2013 consists of losses on valuation of available-for-sale financial assets of €0.1 million, cash flow hedges gain of €7.5 million (of which €3.5 million represents revaluation gains for the period and €4.0 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax loss of €1.0 million.

The amount of €22.4 million loss comprises a loss for the period of €24.4 million plus the actuarial gains of €2.1 million less a deferred income tax charge of €0.1 million.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Three months to 29 March 2013	Three months to 30 March 2012(1)
		€ million	€ million
Operating activities
Loss after tax for the period		(24.4)	(28.8)
Total finance costs, net	8	19.7	21.8
Tax credited to the income statement		(6.6)	(5.3)
Depreciation of property, plant and equipment	4	93.7	91.7
Employee share options		0.6	1.6
Amortisation of intangible assets	4	0.3	0.7
		83.3	81.7

(Gains) / losses on disposal of non-current assets		(1.3)	0.4
Increase in inventories		(88.3)	(86.6)
(Increase) / decrease in trade and other receivables		(6.2)	43.1
Increase in trade and other payables		37.3	21.0
Tax paid		(12.4)	(21.4)
Net cash from operating activities		12.4	38.2
Investing activities
Payments for purchases of property, plant and equipment		(49.5)	(63.0)
Proceeds from sales of property, plant and equipment		1.4	0.4
Net payments for investments		—	(0.5)
Interest received		1.5	2.1
Net cash used in investing activities		(46.6)	(61.0)
Financing activities
Purchase of shares held by non-controlling interests	12	(13.3)	(5.3)
Dividends paid		(4.5)	—
Proceeds from external borrowings		173.9	393.1
Repayments of external borrowings		(169.9)	(384.9)
Principal repayments of finance lease obligations		(3.9)	(7.3)
Interest paid		(46.5)	(48.2)
Net cash used in financing activities		(64.2)	(52.6)

Decrease in cash and cash equivalents		(98.4)	(75.4)
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		439.1	447.4
Decrease in cash and cash equivalents		(98.4)	(75.4)
Effect of changes in exchange rates		1.5	(1.0)
Hyperinflation impact on cash		0.4	(0.6)
Cash and cash equivalents at the end of the period		342.6	370.4

(1)                Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                                      Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic” or the “Group”) are consistent with those used in the annual financial statements for the year ended 31 December 2012, except for the adoption, as of 1 January 2013, of the International Financial Reporting Standard (“IFRS”) 13 Fair Value Measurement; the amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities and the annual improvements to IFRSs 2009-2011 cycle which included amendments to IAS 1 Financial Statement Presentation; IAS 16 Property, plant and equipment; IAS 32 Financial Statement Presentation and IAS 34 Interim Financial Reporting.  The adoption of the new and amended standard did not have a significant impact on the current or prior periods, apart from additional disclosures resulting from the adoption of IFRS 13, see note 6.

In the fourth quarter of 2012 the Group early adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities and the revised IAS 19 Employee Benefits and details of the early adoption can be found in the annual financial statements for the year ended 31 December 2012. The impact from the adoption of IFRS 11 and IAS 19 revised on the first quarter of 2012 is outlined in the tables below:

Impact of change in accounting policies on condensed consolidated interim income statement (unaudited)

	Three months to 30 March 2012	Change in accounting policy		Three months to 30 March 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)

Gross profit	496.4	(0.9)	(0.1)	495.4
Operating loss	(12.8)	1.1	(0.6)	(12.3)
Loss before tax	(34.4)	0.9	(0.6)	(34.1)
Loss after tax	(28.3)	—	(0.5)	(28.8)
Basic and diluted losses per share (€)	(0.08)	—	—	(0.08)
Other comprehensive income for the period, net of tax	41.4	(0.1)	0.5	41.8
Total comprehensive income for the period	13.1	(0.1)	—	13.0

Impact of change in accounting policies on condensed consolidated interim statement of changes in equity (unaudited)

	As at 30 March 2012	Change in accounting policy		As at 30 March 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)

Total equity	2,926.9	7.3	(0.4)	2,933.8

Impact of change in accounting policies on condensed consolidated interim cash flow statement (unaudited)

	Three months to 30 March 2012	Change in accounting policy		Three months to 30 March 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)

Net cash from operating activities	38.8	(0.6)	—	38.2
Net cash used in investing activities	(61.2)	0.2	—	(61.0)
Net cash used in financing activities	(54.7)	2.1		(52.6)

Decrease in cash and cash equivalents	(77.1)	1.7	—	(75.4)

Basis of preparation

Operating results for the first quarter of 2013 are not indicative of the results that may be expected for the year ending 31 December 2013 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”) applicable to Interim Financial Reporting (“IAS 34”). These condensed consolidated interim financial statements should be read in conjunction with the 2012 annual financial statements, which include a full description of the Group’s accounting policies.

2.                                      Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 8.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	29 March 2013	30 March 2012	29 March 2013	31 December 2012
US dollar	1.32	1.32	1.28	1.33
UK sterling	0.85	0.84	0.85	0.82
Polish zloty	4.17	4.20	4.18	4.09
Nigerian naira	205.29	206.48	200.06	206.72
Hungarian forint	296.52	292.10	304.39	291.50
Swiss franc	1.23	1.21	1.22	1.21
Russian rouble	38.96	39.24	39.44	40.42
Romanian leu	4.38	4.35	4.41	4.43
Serbian dinar	111.63	108.32	111.64	113.46
Czech koruna	25.57	24.92	25.71	25.08
Ukrainian hryvnia	10.53	10.53	10.28	10.57

3.                                      Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia Federation, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended
	29 March 2013	30 March 2012
	€ million	€ million
Volume in unit cases(1) (million)
Established countries	141.9	153.2
Developing countries	76.8	79.4
Emerging countries	208.0	194.4
Total volume	426.7	427.0

(1)                One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

	Three months ended
	29 March 2013	30 March 2012
	€ million	€ million
Net sales revenue (€ million)
Established countries	570.5	620.2
Developing countries	217.2	229.2
Emerging countries	644.2	584.0
Total net sales revenue	1,431.9	1,433.4

Operating profit (€ million)
Established countries	3.4	8.7
Developing countries	(14.9)	(13.6)
Emerging countries	0.2	(7.4)
Total operating loss	(11.3)	(12.3)

Reconciling items (€ million)
Finance costs, net	(19.7)	(21.8)
Tax	6.6	5.3
Non-controlling interests	—	(0.1)
Loss after tax attributable to owners of the parent	(24.4)	(28.9)

4.                                      Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2013	3,041.4	1,944.6
Additions	62.9	—
Disposals	(2.4)	—
Depreciation and amortisation	(93.7)	(0.3)
Foreign exchange differences	18.6	(1.0)
Effect of hyperinflation	0.5	—
Closing net book value as at 29 March 2013	3,027.3	1,943.3

5.                                      Net debt

	As at
	29 March 2013	31 December 2012
	€ million	€ million
Long-term borrowings	1,103.9	1,604.7
Short-term borrowings	1,070.1	555.0
Cash and cash equivalents	(342.6)	(439.1)
Net debt	1,831.4	1,720.6

Our net debt increased during the first quarter of 2013 by €110.8 million compared to 31 December 2012. The increase was mainly due to an increase of external borrowings of €14.3 million and a decrease in our cash balances of €96.5 million. During the first quarter of 2013 the €500 million bond (book value as of 29 March 2013 of €504.1 million) maturing in January 2014 was reclassified to short term borrowings from long term borrowings.

6.                                      Fair value

The Group’s financial instruments recorded at fair value are included in Level 2 within the fair value hierarchy and comprises derivatives.  There have been no changes in valuation techniques and inputs used to determine their fair value since 31 December 2012 (as described in the 2012 Annual Report available on Coca-Cola Hellenic’s website: www.coca-colahellenic.com). As at 29 March 2013, the total financial assets included in Level 2 was €48.0 million and the total financial liabilities €132.8 million. There were no transfers between Level 1, 2 or 3 during the first quarter of 2013. The fair value of bonds and notes payable as at 29 March 2013, including the current portion, is €1,917.7 million, compared to their book value, including the current portion of €1,834.0 million.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

7.                                      Restructuring costs

Restructuring costs amounted to €6.2 million before tax in the first quarter of 2013. The Group recorded €6.1 million and €0.1 million of restructuring charges in its established and emerging markets respectively. For the first quarter of 2012, restructuring costs amounted to €13.4 million, of which €9.0 million, €3.6 million and €0.8 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs.

8.                                      Total finance costs, net

	Three months ended
	29 March 2013	30 March 2012
	€ million	€ million
Finance costs	21.0	23.5
Net foreign exchange gains	(0.8)	(0.1)
Interest income	(1.5)	(2.2)
Loss on net monetary position	1.0	0.6
Total finance costs, net	19.7	21.8

Total net finance costs for the first quarter of 2013 were lower by €2.1 million compared to the same period of prior year, mainly due to €2.5 million lower interest expense. The higher interest expense base of the comparative period was almost entirely due to the ineffectiveness charges related to our interest rate and cross currency swaps hedging instruments.

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011. The three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for March 2013 was 1.058 which resulted in a net monetary loss for the first quarter of 2013 of €1.0 million.

9.                                      Tax

The Group’s effective tax rate for 2013 may differ from the Greek statutory tax rate of 26% as a consequence of a number of factors, the most significant of which are: the statutory tax rates of the countries in which the Group operates, the non-deductibility of certain expenses, non-taxable income and one-off tax items.

10.                               Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (first quarter of 2013: 363,123,372, first quarter of 2012: 363,112,466). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

11.                               Share capital

During 2012, the Board of Directors resolved to increase the Coca-Cola Hellenic’s share capital by issuing 5,334 new ordinary shares on 21 March 2012 and 6,165 new ordinary shares on 27 September 2012, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

On 25 June 2012, the annual general meeting of Coca-Cola Hellenic’s shareholders resolved to decrease the share capital of Coca-Cola Hellenic by the amount of €124.6 million by decreasing the nominal value of Coca-Cola Hellenic shares by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to Coca-Cola Hellenic’s shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of Coca-Cola Hellenic by the amount of €55.0 million by decreasing the

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

nominal value of Coca-Cola Hellenic’s shares by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic in an equal amount.

Following the above changes the share capital of Coca-Cola Hellenic on 29 March 2013 amounts to €370.2 million and is comprised of 366,553,507 shares with a nominal value of €1.01 each.

12.                               Non-controlling interests

On 8 June 2011, the Board of Directors of Coca-Cola Hellenic’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in the acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non-controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €70.4 million was paid as of 29 March 2013 (as of 31 December 2012: €70.4 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 14 January 2013, the Group acquired 14% of Coca-Cola Hellenic Bottling Company Bulgaria AD, bringing the Group’s interest in the subsidiary to 99.39%. The consideration paid for the acquisition of non-controlling interests acquired was €13.3 million and the carrying value of the additional interest acquired was €8.2 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

13.                               Dividends

No dividend was declared and paid for the fiscal years 2011 and 2012.

14.                               Contingencies

There have been no significant changes in contingencies since 31 December 2012 (as described in the 2012 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

15.                               Commitments

As of 29 March 2013, the Group has capital commitments of €111.7 million (31 December 2012: €90.3 million), which mainly relate to plant and machinery equipment.

16.                               Number of employees

The average number of full-time equivalent employees in the first quarter of 2013 was 38,122 (39,525 for the first quarter of 2012).

17.                               Related party transactions

(a)                                  The Coca-Cola Company

As at 29 March 2013, The Coca-Cola Company and its subsidiaries (collectively, “TCCC”) indirectly owned 23.2% (2012: 23.2%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first quarter of 2013 amounted to €321.6 million (€302.1 million in the prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same period amounted to €15.7 million (€11.0 million in the prior year period).

During the first quarter of 2013, the Group sold €6.1 million of finished goods and raw materials to TCCC (€7.8 million in the prior year period) while other income from TCCC was €1.7 million (€3.1 million in the prior year

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

period). Other expenses from TCCC amounted to €1.3 million for the first quarter of 2013 (nil in the prior year period).

As at 29 March 2013, the Group had a total amount of €56.0 million (€49.6 million as at 31 December 2012) due from TCCC, and had a total amount of €188.4 million (€154.0 million as at 31 December 2012) due to TCCC.

(b)                                  Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of a 44.1% (2012: 44.1%) ownership by the parent of Kar-Tess Holding, which as at 29 March 2013 owned 23.3% (2012: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in NBC.

During the first quarter of 2013, the Group made purchases of €23.5 million (€79.3 million in the prior year period) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €2.6 million (€1.3 million in the prior year period). There was no other income recorded from Frigoglass during the first quarter of 2013 (€0.1 million in the prior year period). As at 29 March 2013, Coca-Cola Hellenic owed €23.9 million (€21.4 million as at 31 December 2012) to, and was owed €0.2 million (€1.2 million as at 31 December 2012), by Frigoglass.

(c)                                  Other related parties

During the first quarter of 2013, the Group purchased €24.5 million of raw materials and finished goods (€21.1 million in the prior year period). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.1 million for the first quarter of 2013 (nil in the prior year period). Furthermore during the first quarter of 2013, the Group incurred other expenses of €8.7 million (€2.6 million in the prior year period) and recorded income of €3.1 million (nil in the prior year period). As at 29 March 2013, the Group owed €22.8 million (€8.1 million as at 31 December 2012) to, and was owed €5.6 million (€0.4 million as at 31 December 2012), by other related parties.

(d)                                  Joint Ventures

During the first quarter of 2013, the Group purchased €5.3 million of finished goods (€5.7 million in the prior year period) from joint ventures. In addition, during the first quarter of 2013, the Group incurred expenses of €0.1 million (€0.1 million in the prior year period) and recorded other income of €0.2 million from joint ventures (€0.3 million in the prior year period). As at 29 March 2013, the Group owed €66.7 million (€67.5 million as at 31 December 2012) to, and was owed €21.8 million (€19.5 million as at 31 December 2012) by joint ventures.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 29 March 2013, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 29 March 2013.

18.                               Subsequent events

On 18 April 2013, the supply agreement between Coca-Cola Hellenic and Frigoglass S.A. was renewed for a term of five years from 31 December 2013, on substantially similar terms.

On 25 April 2013, Coca-Cola HBC AG acquired 96.85% of all issued Coca-Cola Hellenic shares, including shares represented by American depositary shares, and became the new parent company of the Group following successful completion of its voluntary share exchange offer. On 29 April 2013, trading in Coca-Cola HBC AG shares commenced on the premium segment of the LSE (Ticker symbol: CCH) and on the Athens Exchange (Ticker symbol: EEE) and regular way trading in Coca-Cola HBC AG ADSs commenced on the NYSE (Ticker symbol: CCH). As a result, all of the Coca-Cola Hellenic stock options were cancelled and have been replaced by an equal number of Coca-Cola HBC AG stock options on substantially equivalent terms.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

Post 29 March 2013 the Group incurred €1.3 million of restructuring costs before tax, of which €0.9 million and €0.4 million related to the Group’s established and developing markets respectively.

PART III: ADDITIONAL INFORMATION

1.                                      Responsibility statement

The Company and its Directors, whose names are set out below, accept responsibility for the information contained in this Supplementary Prospectus. To the best of the knowledge and belief of the Company and its Directors (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this Supplementary Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

Name	Title
George A. David	Chairman and Non-Executive Director
Anastasios P. Leventis	Vice-Chairman and Non-Executive Director
Anastassis G. David	Non-Executive Director
Haralambos K. Leventis	Non-Executive Director
Dimitris Lois	Executive Director
John Hunter	Non-Executive Director
Irial Finan	Non-Executive Director
Sir Michael Llewellyn-Smith	Independent Non-Executive Director
Nigel Macdonald	Independent Non-Executive Director
Antonio D’Amato	Independent Non-Executive Director
Kent Atkinson	Senior Independent Non-Executive Director
Christos Ioannou	Independent Non-Executive Director
Susan Kilsby	Independent Non-Executive Director

2.                                      Recent developments

The Company

As at the date of this Supplementary Prospectus, a further amount of approximately €15.5 million has been drawn down by the Company under the Statutory Squeeze-out Facility to fund certain expenses of the Share Exchange Offer. No amounts have been drawn down under the Bond Refinancing Facility.

On 13 May 2013, the Company requested a partial cancellation of the Statutory Squeeze-out Facility in an aggregate principal amount of €330,000,000. This request reflected the fact that the Company may only be required to fund cash consideration in respect of a maximum of approximately 3.15% of the total issued share capital of CCH in the Greek Statutory Squeeze-out or the Greek Statutory Sell-out. The cancellation took effect on 20 May 2013. The amounts available for drawing under the Statutory Squeeze-out Facility in respect of costs, expenses and debt service have not been reduced.

On 15 May 2013, the Board of Directors of the Company decided to propose to its Ordinary Shareholders the distribution of a €0.34 dividend per share. The dividend is to be paid out of the Company’s capital contribution reserves and the total aggregate amount is capped at CHF 200 million. If the cap is exceeded, the euro per share dividend amount will be reduced on a pro rata basis. The declaration of such dividend will be subject, among other things, to the approval of Ordinary Shareholders at an extraordinary general meeting of the Company, which is expected to take place in June 2013.

The CCH Group

On 16 May 2013, the Company and CCH announced the First Quarter Results.

3.                                      Share Capital

As at 23 May 2013, being the latest practicable date prior to publication of this Supplementary Prospectus, the share capital of the Company amounts to CHF 2,378,660,391.30 and is divided into 355,023,939 ordinary registered shares with a par value of CHF 6.70 per share. The share capital is fully paid-in. In addition, the Board of Directors is authorised to increase the share capital from time to time and at any time until 25 April 2015 by an amount not exceeding CHF 77,348,103.10 by issuing up to 11,544,493 fully paid-up Ordinary Shares for the purpose of: (i) acquiring shares in CCH in exchange for Ordinary Shares of the Company; or (ii) financing or re-financing any acquisition for cash of shares in CCH (irrespective of the structure of such acquisition), including pursuant to any Greek Statutory Squeeze-out or Greek Statutory Sell-out, or on-exchange or off-exchange purchases. The share capital of the Company may also be increased by a maximum amount of CHF 245,600,848.10 through the issuance of a maximum number of 36,656,843 Ordinary Shares upon the exercise of options issued to members of the Board of Directors, members of the management, employees or advisers of the Company, its subsidiaries and other affiliated companies.

4.                                      Significant change

Other than the draw down of a further amount of approximately €15.5 million under the Statutory Squeeze-out Facility to fund certain expenses of the Share Exchange Offer, there has been no significant change in the financial or trading position of the Company since the date of the Prospectus.

There has been no significant change in the financial or trading position of the CCH Group since 29 March 2013, being the date to which the last published unaudited condensed consolidated interim financial information of the CCH Group has been prepared.

5.                                      Documents available for inspection

In addition to the documents described in paragraph 23 headed “Documents available for inspection” of Part XIII: “Additional Information” of the Prospectus, copies of this Supplementary Prospectus are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for the life of the Prospectus (as supplemented by this Supplementary Prospectus) at the London office of Sullivan & Cromwell LLP at 1 New Fetter Lane, London, EC4A 1AN, United Kingdom.